As filed with the Securities and Exchange Commission on March 25, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ASSERTIO THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.50% Senior Convertible Notes due 2021

5.00% Senior Convertible Notes due 2024

(Title of Class of Securities)

249908AA2

04545LAA5

(CUSIP Number of Class of Securities)

Arthur J. Higgins

100 S. Saunders Road, Suite 300

Lake Forest, IL 60045

(510) 744-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stewart McDowell, Esq.

Ryan A. Murr, Esq.

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

Telephone: (415) 393-8200

Facsimile: (415) 393-8306

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$76,602,065	$9,942.95

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $42,465,000 aggregate principal amount of the Company’s outstanding 2.50% Senior Convertible Notes due 2021 are purchased at the tender offer price of $995.00 per $1,000 principal amount of such notes and all $34,522,000 aggregate principal amount of the Company’s outstanding 5.00% Senior Convertible Notes due 2024 are purchased at the tender offer price of $995.00 per $1,000 principal amount of such notes.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$9,942.95	Filing Party:	Assertio Therapeutics, Inc.
	Form of Registration No.:	Schedule TO	Date Filed:	March 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	Third-party tender offer subject to Rule 14d-1
	☒	Issuer tender offer subject to Rule 13e-4
	☐	Going-private transaction subject to Rule 13e-3
	☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Assertio Therapeutics Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission on March 11, 2020.  The Schedule TO relates to two separate offers by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as exhibit (a)(1) to the Schedule TO, any and all of its 2.50% Senior Convertible Notes due 2021 (the “2021 Notes”) and 5.00% Senior Convertible Notes due 2024 (the “2024 Notes,” together the “Notes” and each a “Series” of Notes) for cash in an amount equal to $995.00 per $1,000 principal amount purchased (exclusive of accrued and unpaid interest) from each registered holder of the applicable Series of Notes.

The 2021 Notes were issued pursuant to a base indenture and the first supplemental indenture thereto, each dated as of September 9, 2014, and the second supplemental indenture thereto dated as of August 14, 2018, and the 2024 Notes were issued pursuant to the base indenture, the second supplemental indenture and the third supplemental indenture thereto, dated as of August 13, 2019, each between the Company and the Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). References to the “indenture” for the 2021 Notes mean the base indenture, the first supplemental indenture and the second supplemental indenture, taken together, and references to the “indenture” for the 2024 Notes mean the base indenture, the second supplemental indenture and the third supplemental indenture, taken together.

Except as otherwise set for in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.  You should read this Amendment No 1. together with the Schedule TO and the Offer to Purchase.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	[Not Amended]

(b)	[Not Amended]

(c)

Plans.  On March 16, 2020, the Company entered into an Agreement and Plan of Merger (the “Zyla Merger Agreement”) with Zyla Life Sciences, a Delaware corporation (“Zyla”), and wholly-owned subsidiaries of the Company and Zyla named therein. In accordance with the terms of the Zyla Merger Agreement, the Company will undertake a holding company reorganization in accordance with Section 251(g) of the Delaware General Corporate Law (the “Assertio Reorganization”).  As a result of the Assertio Reorganization: (i) the Company will become a wholly-owned subsidiary of a Delaware corporation established by the Company to effectuate the Assertio Reorganization (the “Assertio Parent”);  (ii) the Assertio Parent will assume the Company’s listing on the Nasdaq Stock Market (as assumed, the “Assertio Parent Common Stock”); (iii) if any Notes remain outstanding following the Offers, the Assertio Parent will enter into a supplemental indenture with the Trustee to assume the Company’s obligations under the indenture of both Series of Notes; and (iv) outstanding Notes, to the extent convertible pursuant to their terms, will convert into Assertio Parent Common Stock (the Reference Property, as defined in the applicable indenture of each Series).

Because the Assertio Reorganization will be implemented by way of a merger, the Company intends, in accordance with the applicable indenture, to allow holders of 2021 Notes not tendered and purchased in the Offers to exercise their conversion rights during a specified window preceding and following the Assertio Reorganization (the “Conversion Window”).  The indenture covering the 2024 Notes does not provide for such conversion rights.  The Company shall elect to satisfy conversion rights for the 2021 Notes with a Physical Settlement (as defined in the indenture) and, accordingly, any 2021 Notes surrendered for conversion within the Conversion Window shall receive 51.9852 shares of the Company’s common stock per $1,000 principal amount of 2021 Notes, which is equivalent to an initial conversion price of approximately $19.24 per share.  The 2021 Notes are considered “out of the money” at this time because the conversion price is higher than the market price of common stock as of the date of this filing.

Following the Assertio Reorganization, pursuant to the Zyla Merger Agreement, Parent Common Stock will be issued as merger consideration to Zyla shareholders. The terms of the Zyla Merger Agreement also provide that the Parent board of directors will consist of nine directors, of which six of the directors will be appointed by the Company and three of the directors will be appointed by Zyla.  The Zyla Merger Agreement is more fully described in the Company’s Current Report on Form 8-K dated March 17, 2020 (the “Merger Announcement 8-K”)

The description of the Zyla Merger Agreement does not purport to be complete and is qualified in its entirety by its text, which was filed as an exhibit to the Merger Announcement 8-K and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSERTIO THERAPEUTICS, INC.

By:	/s/ Dan Peisert
Name: Dan Peisert
Title: Senior Vice President and Chief Financial Officer

Dated: March 25, 2020